FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2009	FORBES MEDI-TECH INC. “David Goold” David Goold Chief Financial Officer

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statement on Form F-3 File No. 333-129943 filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.  Information contained in the attached document contains forward looking information.

FOR IMMEDIATE RELEASE	December 7, 2009

Forbes Medi-Tech Announces the launch of Del Monte Heart Smart Pineapple Juice containing
Reducol™ in the Philippines

VANCOUVER, BC – Forbes Medi-Tech Inc. (NASDAQ:FMTI) (“Forbes” or “Company”) announced the launch of a new pineapple juice containing the Company’s proprietary cholesterol-lowering ingredient, Reducol™ in the Philippines. The beverage, packaged in 240ml single serving cans containing 1gm of Reducol, will be produced and distributed by Del Monte Philippines Inc., a leading manufacturer and distributor of canned fruits, juices and sauces.

“With this product launch, Forbes continues to expand the breadth and number of product lines containing Reducol™. Through the product roll out, we are looking forward to increased market penetration of Reducol™ into other countries within the South East Asia region” said Laura Wessman, Senior Vice President, Operations at Forbes.

Reducol™ is a unique ingredient containing plant sterols and stanols, commonly known as phytosterols, which have been clinically proven to significantly lower Low Density Lipoprotein (LDL) or “bad” cholesterol. The ingredient does not change the sensory properties of foods, and can be formulated alone, or in combination with other active ingredients, for dietary supplements.

Reducol™ has been incorporated into a variety of foods – including yoghurts, yoghurt drinks, processed cheese, milk drinks and spreads – offering consumers a variety of dietary choices to help lower their LDL cholesterol levels. Additional information on Reducol™ may be found at: www.reducol.com

About Forbes Medi-Tech

Forbes Medi-Tech Inc. (NASDAQ:FMTI) is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally. Building upon established partnerships with leading retailers and manufacturers across the globe, Forbes helps its customers to develop private label and branded products. For more information about Forbes Medi-Tech, please visit www.forbesmedi.com.

About Del Monte Philippines Inc.

Del Monte Philippines Inc. is a wholly owned subsidiary of Del Monte Pacific Limited. Listed on the Mainboard of the Singapore Exchange, Del Monte Pacific Limited (Bloomberg: DELM SP/ Reuters: DMPL.SI) is a group of companies that cater to today’s consumer needs for premium quality, healthy food and beverage products. It innovates, produces, markets and distributes its products worldwide. In the Philippines where the Group owns the Del Monte brand, it enjoys leading market shares for canned pineapple juice and juice drinks, canned pineapple and tropical mixed fruits, tomato sauce, spaghetti sauce and tomato ketchup.

Del Monte Pacific, through affiliates, also holds the exclusive rights to produce and distribute food and beverage products under the Del Monte brand in the Indian sub-continent.

Forward looking Statements and Risks

This News Release contains forward-looking statements and forward-looking information, within the meaning of applicable securities laws (collectively, “forward-looking statements”), regarding the launch of a new beverage containing Reducol™, and Forbes’ business. Forward-looking statements can be identified by forward-looking terminology such as “will be”, “can be”, “looking forward” and similar expressions or variations thereon. Forward-looking statements are inherently uncertain, and actual results may differ materially from the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, uncertainty whether the new dairy beverage will obtain market acceptance; reliance by the Company on orders for Reducol™ by Del Monte; uncertainty as to sales volumes and revenue; the Company’s need for additional future capital, which is not assured; the Company’s dependence on a few, and its need for additional, customers; risks inherent in new product development;

competition; intellectual property, product liability and insurance risks; manufacturing risks and the Company’s dependency on a single manufacturer for its supplies of Reducol™; exchange rate fluctuations; and changes in the Company’s business strategy or plans. . Such risks and uncertainties, and others affecting the Company which could cause actual results to vary materially from current results or those anticipated in forward-looking statements and information, are more fully described in the Company’s latest Annual Report on Form 20-F, and latest MD&A and other reports, filed with the Canadian Securities Regulatory Authorities from time to time at www.sedar.com, and with the U.S. SEC at www.sec.gov/edgar.shtml. Forward-looking statements and information are based on the beliefs, assumptions, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions, opinions or expectations change, except as required by law.

Reducol™ is a trademark of Forbes Medi-Tech Inc.

Contact:

David Goold

Chief Financial Officer

Phone: (604) 689-5899 ext. 239

E-mail: ir@forbesmedi.com

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